SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

National Grid plc
(Translation of registrant’s name into English)
1-3 Strand, London
WC2N 5EH, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☑      Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

National Grid plc
     This Form 6-K is incorporated by reference into the registration statement of National Grid plc filed with the Securities and Exchange Commission on June 28, 2006 (File No. 333-135407).
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

Date: July 14, 2006	By:	/s/ David C. Forward
	Name:	David C. Forward
	Title:	Assistant Secretary

     On June 28, 2006, National Grid plc (“National Grid,” the “Company”, and, together with its subsidiary undertakings, the “Group”) delivered a circular to its shareholders in connection with the proposed acquisition of KeySpan Corporation (“KeySpan” and the “Acquisition”). The circular contains additional risk factors with respect to the Acquisition, and National Grid is voluntarily furnishing the following information on this Form 6-K for the purpose of incorporating the information by reference into its Registration Statement on Form F-3 (Registration No. 333-135407) filed on June 28, 2006.
RISK FACTORS
RISKS RELATED TO NATIONAL GRID, AND FOLLOWING COMPLETION, THE ENLARGED GROUP
Regulatory and environmental risks
Changes in law or regulation in the geographies in which the Group operates could have an adverse effect on the Group’s results of operations
Many of the Group’s businesses are utilities or networks that are subject to regulation by governments and other regulatory authorities. Consequently, changes in law or regulation in the countries or states in which the Group operates could adversely affect the Group. Regulatory decisions concerning, for example, whether licences or approvals to operate are renewed, whether market developments have been satisfactorily implemented, whether there has been any breach of the terms of a licence or approval, the level of permitted revenues for the Group’s businesses and proposed business development activities could have an adverse impact on the Group’s results of operations, cash flows, the financial condition of its businesses and the ability to develop those businesses in the future.
Breaches of or changes in environmental or health and safety laws or regulations could expose the Group to claims for financial compensation and adverse regulatory consequences, as well as damaging the Group’s reputation
Aspects of the Group’s activities are potentially dangerous, such as the operation and maintenance of electricity lines and the transmission and distribution of natural gas. Electricity and gas utilities also typically use and generate in their operations hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of the Group’s operations that are not currently regarded or proved to have adverse effects but could become so, for example, the effects of electric and magnetic fields. The Group is subject to laws and regulations relating to pollution, the protection of the environment, and how the Group uses and disposes of hazardous substances and waste materials. The Group is also subject to laws and regulations governing health and safety matters including air quality, water quality, waste management, natural resources and the health and safety of the public and its employees. Any breach of these obligations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the results of operations and the Group’s reputation.

Operational risks
Network failure or the inability to carry out critical non-network operations may have significant adverse impacts on both the Group’s financial position and its reputation
The Group may suffer a major network failure or may not be able to carry out critical non-network operations. Operational performance could be adversely affected by a failure to maintain the health of the system or network, inadequate forecasting of demand or inadequate record keeping. This could cause the Group to fail to meet agreed standards or be in breach of a licence or approval, and even incidents that do not amount to a breach could result in adverse regulatory action and financial consequences, as well as harming the Group’s reputation. In addition to these risks, the Group is subject to other risks that are largely outside of its control such as the impact of weather or unlawful acts of third parties. Weather conditions can affect financial performance, particularly in the US, and severe weather that causes outages or damages infrastructure will adversely affect operational, and, potentially, business performance. Terrorist attack, sabotage or other intentional acts may also physically damage the Group’s businesses or otherwise significantly affect corporate activities and as a consequence affect the results of operations.
The Group’s reputation may be harmed if consumers of energy suffer a disruption to their supply even if this disruption is outside of the Group’s control
The Group’s energy delivery businesses are responsible for transporting available electricity and gas. The Group consults with and provides information to regulators, governments and industry participants about future demand and the availability of supply. However, where there is insufficient supply, the Group’s role is to manage the relevant system safely, which, in extreme circumstances, may require the Group to disconnect consumers.
The Group’s results of operations depend on a number of factors relating to business performance including performance against regulatory targets and the delivery of anticipated cost and efficiency savings
Earnings maintenance and growth from the Group’s regulated gas and electricity businesses will be affected by its ability to meet or better regulatory efficiency targets set by the Office of Gas and Electricity Markets and other regulators. From time to time, the Group also publishes cost and efficiency savings targets for its businesses in the UK and the US. To meet these targets, the Group must continue to improve managerial and operational performance. In the US, under the Group’s state rate plans, earnings from the Group’s regulated businesses will be affected by its ability to deliver integration and efficiency savings. Earnings from the Group’s regulated businesses in both the UK and the US also depend on meeting service quality standards set by regulators. To meet these standards, the Group must improve service reliability and customer service. If the Group does not meet these targets and standards, both the results of its operations and its reputation may be harmed.
KeySpan’s generation business is subject to competition and general economic conditions impacting demand for services
KeySpan recently expanded its merchant generation plant, the Ravenswood Facility, with the Ravenswood Expansion, a 250 MW combined cycle generating unit. However, the Ravenswood Facility and Ravenswood Expansion continue to be subject to competition that could adversely impact the market price for the capacity, energy and ancillary services they sell. In addition, if new generation and/or transmission facilities are constructed, and/or the availability of its Ravenswood Generation Station deteriorates, then the quantities of capacity and energy sales could be adversely affected.

A substantial portion of KeySpan’s revenues are derived from its agreements with LIPA and no assurances can be made that these arrangements will not be discontinued at some point in the future or that the new agreements will become effective
KeySpan derives a substantial portion of its revenues in its electric services segment from a series of agreements with the Long Island Power Authority (“LIPA”) pursuant to which KeySpan manages LIPA’s transmission and distribution system and supplies the majority of LIPA’s customers’ electricity needs. On 1 February 2006, KeySpan and LIPA entered into amended and restated agreements whereby KeySpan will continue to operate and maintain the electric transmission and distribution system owned by LIPA on Long Island. As part of the amended agreements, the General Purchase Rights Agreement (“GPRA”), pursuant to which LIPA had the option, up to 15 December 2005, to acquire substantially all of the electric generating facilities owned by KeySpan on Long Island, is replaced with the new Option and Purchase and Sale Agreement (the “2006 Option Agreement”) where LIPA only has the right to acquire two of KeySpan’s facilities, its Far Rockaway and/or E.F. Barrett Generating Stations during the period 1 January 2006 to 31 December 2006. Additionally, the new agreements resolve many outstanding issues between the parties regarding the current LIPA Agreements and provide new pricing and extensions of the LIPA Agreements. There is a risk that these agreements will not receive the necessary governmental approvals, which are pending, and the effectiveness of each of the 2006 Management Services Agreement, the 2006 Option Agreement, and a settlement agreement resolving outstanding issues between the parties regarding the 1998 Management Services Agreement, the 1998 Power Supply Agreement and the 1998 Energy Management Agreement (the “2006 LIPA Agreements”) is conditioned upon all of the 2006 LIPA Agreements becoming effective. If the 2006 LIPA Agreements do not become effective, there is uncertainty as to whether LIPA will exercise their option under the GPRA and the status of the resolution of the various disputes between KeySpan and LIPA.
Financial risks
Fluctuations in exchange rates, interest rates and commodity price indices and, in particular, the US dollar could have a significant impact on the Group’s results of operations because the Group has substantial business interests in the US and because of the significant proportion of the Group’s borrowings, derivative financial instruments and commodity contracts that may potentially be affected by such fluctuations
The Group has significant operations in the US and the proportion of its activities located there will substantially increase following the completion of the acquisition of KeySpan. These businesses are subject to the risks normally associated with foreign operations, including the need to translate US assets and liabilities, and income and expenses, into sterling, the Group’s primary reporting currency. The Group’s results of operations may be similarly impacted because a significant proportion of its borrowings, derivative financial instruments and commodity contracts are affected by changes in exchange rates, interest rates and commodity price indices, in particular, the US dollar to pounds sterling exchange rate.

The nature and extent of the Group’s borrowings means that an increase in interest rates could have an adverse impact on its financial position and business results
A significant proportion of the Group’s borrowings are subject to variable interest rates that may fluctuate with changes to prevailing interest rates. Increases in these interest rates could therefore increase the Group’s costs and diminish its profits.
The Group’s financial position may be adversely affected by a number of factors including restrictions in borrowing and debt arrangements, changes to credit ratings and effective tax rates
The Group is subject to certain covenants and restrictions in relation to its listed debt securities and its bank lending facilities. The Group is also subject to restrictions on financing that have been imposed by regulators. These restrictions may hinder the Group in servicing the financial requirements of its current businesses or the financing of newly acquired or developing businesses. The debt issued by the Group and certain of its subsidiaries is rated by credit rating agencies and changes to these ratings may affect both the borrowing capacity of the Group as a whole and the cost of these borrowings. The effective rate of tax paid by the Group may be influenced by a number of factors including changes in law and accounting standards and the Enlarged Group’s overall approach to such matters, the results of which could increase or decrease that rate.
New or revised accounting standards, rules and interpretations by the UK, US or international accounting standard setting boards and other relevant bodies could have an adverse effect on the Group’s reported financial results
With the adoption of IFRS, changes in the accounting treatment of replacement expenditure, regulatory assets and pension and post-retirement benefits, derivative financial instruments and commodity contracts have significantly affected the way the Group reports its financial position and results of operations. New standards, rules or interpretations may be issued that could also have significant effects. In addition, as a body of practice develops, the application of accounting principles to the Group’s particular circumstances may change.
Commodity price risks
Changes to the regulatory treatment of commodity costs may have an adverse effect on the results of operations
Changes in commodity prices could potentially impact the Group’s energy delivery businesses. Current regulatory arrangements in the UK and US provide the ability to pass through virtually all of the increased costs related to commodity prices to consumers. However, if regulators in the UK or the US were to restrict this ability, it could have an adverse effect on the Group’s operating results.
Risk associated with KeySpan’s financial swap agreement for in-city unforced capacity
KeySpan believes that the New York City market represents a strong capacity market due to, among other things, its local reliability rules. KeySpan anticipates that demand will increase and that the high cost to construct capacity in New York City will result in favourable in-city unforced capacity prices. Therefore, KeySpan entered into an ISDA Master Agreement for a fixed and floating unforced capacity financial swap for a notional quantity of 1,800,000kW at the fixed price of $7.57/kW-month. If the demand is less than KeySpan’s estimate, additional resources enter the market or costs are less than forecast, In-City Unforced Capacity prices could be on average less than the fixed price, resulting in a loss to KeySpan, which under certain circumstances could be material.

RISKS RELATED TO THE ACQUISITION
Conditions to the Acquisition
The Acquisition is subject to a number of conditions precedent, in particular, approvals from relevant regulators and the approval of both KeySpan Shareholders and National Grid Shareholders. There is a risk that these approvals may not be received and that the Acquisition may not complete or that approvals are granted but on terms that are different than anticipated.
Integration risks
The Group will encounter numerous integration challenges as a consequence of the Acquisition including challenges which are not currently foreseeable. In addition, the Group’s management and resources may be diverted away from the core business activities due to personnel being required to assist in the integration process. The Group may not be successful in addressing risks or problems encountered in connection with the integration and failure to do so may adversely affect its business or financial condition.
Sufficiency of working capital
The Company intends to finance the Acquisition wholly from borrowings but has decided not to put in place additional financing to cover its working capital requirements at the present time because of the extended period to the completion of the Acquisition and its desire not to incur commitment fees on financing arrangements unnecessarily. As a result, the working capital statement contained in Part V of this document states that on the basis that the Acquisition takes place, the Company is of the opinion that it does not have sufficient working capital for its present requirements. There is a risk that the Company may obtain such facilities on terms less favourable than anticipated.
Third party consents arising from the change of control
KeySpan has a number of contracts and agreements with third parties that require the Company or KeySpan to obtain consent from these other parties in connection with the Acquisition. If these third party consents cannot be obtained on favourable terms, the Enlarged Group may suffer a loss of potential future revenues. In particular, the agreements with LIPA allow LIPA to terminate the agreements in the event of a change of control of KeySpan. The Company and LIPA are in discussions to obtain LIPA’s consent to the change in control and allow the contracts to remain in place thereafter.
Achievement of commercial objectives following the Acquisition
The Company expects to deliver $200 million per year of integration savings through the rationalization of overlapping functions and the sharing of best practices. There is no assurance that these savings will be achieved or that the cost of achieving the savings will not be more than expected.

The Company also believes there is significant opportunity for organic growth in the Long Island and New England markets, given the low levels of market penetration. It is possible that growth in these markets may not be possible or will be less than expected. KeySpan’s gas distribution segment faces competition from distributors of alternative fuels and forms of energy, including fuel oil and propane. The gas distribution industry has experienced a decrease in consumption per customer over time, partially due to increased efficiency of customers’ appliances, economic factors and price elasticity. While KeySpan’s Long Island and New England utilities have significant growth potential, the Company cannot be sure that new customers will continue to offset the decrease in consumption of the existing customer base.